Exhibit 99.1

WORLDWIDE PETROLEUM CONSULTANTS ENGINEERING • GEOLOGY • GEOPHYSICS • PETROPHYSICS	Chairman & CEO C.H. (Scott) Rees III President & COO Danny D. Simmons Executive VP G. Lance Binder	Executive Committee P. Scott Frost – Dallas J. Carter Henson, Jr. – Houston Dan Paul Smith – Dallas Joseph J. Spellman – Dallas Thomas J. Tella II - Dallas

December 31, 2009

Mr. Charles E. Fox
Kinder Morgan CO2 Company, L.P.
500 Dallas Street, Suite 1000
Houston, Texas 77002

Dear Mr. Fox:

In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 2009, to the Kinder Morgan CO2 Company, L.P. (Kinder Morgan) interest in certain oil and gas properties located in Texas. It is our understanding that the proved reserves estimated in this report constitute all of the proved reserves owned by Kinder Morgan. The estimates in this report have been prepared in accordance with the definitions and guidelines of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Industries—Oil and Gas. Definitions are presented immediately following this letter. This report has been prepared for Kinder Morgan's use in filing with the SEC.

We estimate the net reserves and future net revenue to the Kinder Morgan interest in these properties, as of December 31, 2009, to be:

	Net Reserves			Future Net Revenue (MS)
	Oil	NGL	Gas		Present Worth
Category	(MBBL)	(MBBL)	(MMCF)	Total	at 10%
Proved Developed Producing	42,382.3	2,092.5	697.9	1,267,830.7	963,497.3
Proved Developed Non-Producing	4,675.9	572.0	0.0	111,126.0	90,975.8
Proved Undeveloped	33,785.8	3,255.2	0.0	387,829.3	208,820.9

Total Proved	80,844.0	5,919.7	697.9	1,766,786.0	1,263,294.0

The oil reserves shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

The estimates shown in this report are for proved reserves. No study was made to determine whether probable or possible reserves might be established for these properties. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves sub categorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Future gross revenue to the Kinder Morgan interest is prior to deducting state production taxes and ad valorem taxes. Future net revenue is after deductions for these taxes, future capital costs, operating expenses, and abandonment costs but before consideration of federal income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities. We have not investigated possible environmental liability related to the properties: therefore, our estimates do not include any costs due to such possible liability. Our estimates of future revenue do not include any salvage value for the lease and well equipment but do include Kinder Morgan's estimates of the costs to abandon the wells and production facilities. Abandonment costs are included as capital costs.

4500 Thanksgiving Tower • 1601 Elm Street • Dallas, Texas 75201-4754 • Ph: 214-969-5401 • Fax: 214-969-5411	nsai@nsai-petro.com
1221 Lamar Street, Suite 1200 • Houston, Texas 77010-3072 • Ph: 713-654-4950 • Fax: 713-654-4951	netherlandsewell.com

Prices used in this report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for the period January through December 2009. For oil and NGL volumes, the average West Texas Intermediate posted price of $57.65 per barrel is adjusted by field for quality, transportation fees, and regional price differentials. For gas volumes, the average Houston Ship Channel spot price of S3.701 per MMBTU is adjusted by field for energy content, transportation fees, and regional price differentials. All prices are held constant throughout the lives of the properties.

Lease and well operating costs used in this report are based on operating expense records of Kinder Morgan. For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties are limited to direct lease- and field-level costs and Kinder Morgan's estimate of the portion of its headquarters general and administrative overhead expenses necessary to operate the properties. Lease and well operating costs are held constant throughout the lives of the properties. Capital costs are included as required for workovers, new development wells, and production equipment. The future capital costs are held constant to the date of expenditure.

We have made no investigation of potential gas volume and value imbalances resulting from overdelivery or underdelivery to the Kinder Morgan interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Kinder Morgan receiving its net revenue interest share of estimated future gross gas production.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report. Also, estimates of reserves may increase or decrease as a result of future operations.

For the purposes of this report, we used technical and economic data including, but not limited to, geologic maps, well test data, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. We used standard engineering and geoscience methods, or a combination of methods, such as performance analysis, volumetric analysis, analogy, and reservoir modeling, that we considered to be appropriate and necessary to establish reserves quantities and reserves categorization that conform to SEC definitions and guidelines. A substantial portion of these reserves are for undeveloped locations and for properties that rely on continued CO2 injection. Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogy to properties with similar geologic and reservoir characteristics. In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

The titles to the properties have not been examined by Netherland, Sewell & Associates, Inc. (NSAI), nor has the actual degree or type of interest owned been independently confirmed. The data used in our estimates were obtained from Kinder Morgan, public data sources, and the nonconfidential files of NSAI and were accepted as accurate.  Supporting geoscience, field performance, and work data are on file in our office.   The technical persons responsible for preparing the reserves estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties and are not employed on a contingent basis.

Sincerely,
NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-002699

/s/ C.H. (Scott) Rees III
By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

	/s/ Derek F. Newton		/s/ Mike K. Norton
By:		By:
	Derek F. Newton, P.E. 97689 Vice President		Mike K. Norton, P.G.441 Senior Vice President

Date Signed: December 31, 2009		Date Signed: December 31, 2009

DFN:JLM